File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2005

Macronix International Co., Ltd.

No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☑	Form 40-F ☐ .

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑ .

     [If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:           .]

MACRONIX INTERNATIONAL CO., LTD.

For the month of February 2005

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of February 2005.

     Sales volume (NT$: Thousand)

Time	Item	2005	2004	Changes	(%)
February	Invoice amount	1,179,050	1,635,348	-456,298	-27.90%
February	Net Sales	1,174,993	1,629,627	-454,634	-27.90%

     Funds lent to other parties (NT$: Thousand)

	Bal. As of	Bal. As of
	February, 2005 end	January, 2005 end	Limit of lending
MXIC	0	0	17,759,647
MXIC’s subsidiaries	1,428,686	1,428,686	5,286,226

     Endorsements and guarantees (NT$: Thousand)

	Limit of endorsement	February	Bal. As of period end
MXIC	17,759,647	0	3,639,776
MXIC’s subsidiaries	0	0	0
MXIC endorses for subsidiaries		0	3,639,776
MXIC’s subsidiaries endorses for MXIC		0	0
MXIC endorses for PRC companies		0	0
MXIC’s subsidiaries endorses for PRC companies		0	0

     Financial derivatives transactions (NT$: Million)

4-1 Hedging purpose:

For assets/liabilities denominated
in foreign currencies		For the position of floating rate liabilities
Underlying assets/liabilities	841,320	Underlying assets/liabilities	0
Financial instruments	3	Financial instruments	0
Realized profit (loss)	3,702	Realized profit (loss)	0

4-2 Trading purpose: None

MACRONIX INTERNATIONAL CO., LTD.

For the month of February 2005

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of MXIC; 2) the pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders of MXIC; 3) outstanding units and shares of ADR; 4) outstanding amount of Convertible Bonds by MXIC for the month of February 2005.

     The trading of directors, supervisors, executive officers and 10% shareholders:

Number of
shares held
when elected
		(for Directors,	Number of	Number of
		Supervisors and	shares held as	shares held as
Title	Name	Executive Officers)	January 31, 2005	February 28, 2005	Changes
Assistant Vice President	C. D. Lin	0	3,109,822	3,059,822	-50,000

     The pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders:

Number of the
		pledge of common		Accumulated
		shares as of	Date of the	number of pledged
Title	Name	February 28, 2005	pledge	common shares
Director & Assistant Vice President	Simon Wang	1,000,000	2005/01/05	5,009,384

Number of the clear
		of pledged common		Accumulated
		shares as of	Date of the clear	number of pledged
Title	Name	February 28, 2005	of pledge	common shares
Director & Assistant Vice President	Simon Wang	279,384	2005/02/23	4,730,000

     Outstanding units and shares of ADR:

Outstanding of units on	Outstanding of shares	Outstanding of units on	Outstanding of shares
January 31, 2005	on January 31, 2005	February 28, 2005	on February 28, 2005
2,350,715.3	23,507,153	2,131,315.3	21,313,153

     Outstanding amount of Convertible Bonds:

	Conversion	Outstanding Amounts		Outstanding Amounts
Convertible Bonds	Price	on January 31, 2005		On February 28, 2005
0.5% Convertible Bonds Due 2007	NT$28.2329	US$	100,000	US$	100,000
0% Convertible Bonds Due 2008	NT$11.9584	US$	0	US$	0

MACRONIX INTERNATIONAL CO., LTD.

For the month of February 2005

This is to report 1) the acquisition of assets by MXIC and 2) the disposition of assets by MXIC for the month of February 2005.

     The acquisition of assets: None

     The disposition of assets:

			Purchase Price
		Trade Quantity	(Per Unit)	Trade Amount
Date	Description of assets	(Unit)	(NT$)	(NT$)
2005/02/03	ABN AMRO Bond Fund	20,480,796.7100	14.6625 ~ 14.6855	300,456,416
2005/02/24	High Yield Securities Investment Trust Fund	21,315,905.1200	14.0711 ~ 14.1035	300,398,541
2005/02/24	PHOENIX BOND FUND	27,277,911.8000	14.6845 ~ 14.7188	401,029,496

Macronix International Co., Ltd.
16, Li-Hsin Road, Science Park, Hsinchu, Taiwan, R.O.C.
Tel: 886-3-578-6688   Fax: 886-3-563-2888
http://www.macronix.com

3/7/2005

[Press Release]

Macronix International Co., Ltd. Appoints Miin Wu As Chairman

Hsin-Chu, Taiwan, R.O.C. – Macronix International Co., Ltd. (NASDAQ: MXICY, TSEC: 2337), Announced today that Dr. Ding-Hua Hu, its chairman, who recently resigned from many other high tech companies’ chairmanship, notified the board of directors his wish to step down from the chairmanship. Dr. Hu will remain to serve as a director of Macronix and continue to participate in Macronix’s business and development.

Mr. Miin Wu, the president of Macronix, will succeed Dr. Hu as the new chairman. Macronix was founded by Dr. Hu and Mr. Miin Wu in 1989, Mr. Miin Wu has served as the president of Macronix for over 15 years under the stewardship of Dr. Hu. Mr. Miin Wu has over thirty years of experience in semiconductor industry and with Mr. Miin Wu’s leadership, Macronix is expected to be entering into a new era.

About Macronix International Co., Ltd.

Macronix International Co., Ltd. (NASDAQ: MXICY and TSEC: 2337) is an independent designer, producer and supplier of nonvolatile memory products such as Mask ROM, EPROM, Flash, and logic and other application-specific integrated circuit products including system-on-a-chip (also named as SOC) and solutions. Macronix views itself as an integrated solutions provider, treating its customers as strategic partners and working closely with them in all aspects of product development to provide silicon chip solutions that satisfy their specific needs. Headquartered in Hsin-Chu, Taiwan, Macronix currently employs approximately 3,600 people worldwide.

Macronix was named by Business Week in June 2001 as one of the top 100 Information Technology companies worldwide. In addition, Macronix’s CEO, Miin Wu, was named by Business Week in July 2001 as one of 13 entrepreneurs among 50 “stars” of Asia.

For more information, please visit the Company’s website at www.macronix.com.

Contacts:

Patrick Tang	Jonathan Lee
Macronix International Co., Ltd.	Macronix International Co., Ltd.
Public Relations	Finance Center
+0930 111 183	+03 578 6688 ext.76630
patricktang@mxic.com.tw	jonathanlee@mxic.com.tw

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.

Date: March 23, 2005	By:	/s/ Paul Yeh

Name: Paul Yeh
Title: Associate Vice President of Finance Center